UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

                                                                                                            United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

                                                                                      Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

CORPORATE DIRECTION OF SOCIAL COMMUNICATION

DATE: 14/08/06

  PRESS RELEASE NUM.      157/2006

  PEMEX WILL INVEST ALMOST U.S. $2.0 BILLION

DOLLARS AT THE BURGOS BASIN

•	Record production of natural gas (5.5 billion cubic feet per day) reached nationwide
•	Ramírez Corzo led meeting on the Burgos project

Monterrey, N. L. – Petróleos Mexicanos will solicit, in approximately 60 days, three sets of bids for participating in the work projects of the Burgos Basin, which will amount to a total investment of almost U.S. $2.0 billion and which will allow Petróleos Mexicanos to reach an additional production of 200 MMcfpd within five years.

The news was reported by PEMEX’s Director General, Luis Ramírez Corzo, who highlighted that PEMEX achieved record production levels of gas (5.5 billion cfpd nationwide), which contributed to a substantial reduction of fuel imports, from 800 MMcfpd in 2004, to only 389 MMcfpd currently.

While leading the information forum “Status of the Work Projects of the Burgos Basin Integrated Project” in which the governor of the State of Nuevo León, José Natividad González Parás, as well as of the representatives of the governments of Tamaulipas and Coahuila, congressmen of the Special Commission of Burgos Basin, and members of the citizen advisory board participated, the representative of PEMEX stated that the technical parameters for the upcoming bids on the project are currently being defined, and will come from the three states where the project is located: Nuevo León, Coahuila and Tamaulipas.

He emphasized that there are no significant risks for the public sector entity regarding exploitation, since the project involves proven gas reserves and, therefore, any risk is fully manageable.

He announced that bids will include companies that meet the requirements of economic solvency and expertise in gas production. The company that is ultimately awarded the contract for the project will receive payments for its services through a

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financed public work contract. The natural resources in Burgos Basin will be fully owned and controlled by PEMEX. He also indicated that the respective contracts would likely be awarded next October or November.

Refering to the importance of Burgos Basin, Ramírez Corzo stated that it contains the largest reserves of non-associated natural gas —nearly 5 billion cubic feet— which account for one fifth of total reserves. Last month, the Burgos Basin registered record production levels of 1.34 billion cfpd, and it is estimated that by 2011 total production could be almost 2.0 billion cfpd.

He further stated that the exploration and exploitation activities of Burgos included almost 2,600 wells drilled between 1997 and 2005, and more than 5,500 identified wells to be drilled this year.

“This activity has been possible due to the large investment made by PEMEX in the Burgos Basin during the present administration of around U.S. $ 6.0 billion, generating significant production and substantial benefits for the region,” he said.

Likewise, Ramírez Corzo emphasized that if investment increases, and with the participation of the private sector in the development of gas reserves in the area, it might be possible to reach production levels between 2 billion and 3 billion cfpd. This would lead to self-sufficiency in the natural gas sector in Mexico, and the country could become an exporter of this hydrocarbon.

He noted that, as a result, PEMEX, the Congress and the Advisory Board of Burgos Basin have the important task of continuing to encourage these initiatives that will provide for the resources and execution capacities necessary to continue with the Burgos project.

Ramírez Corzo also reported that in the last seven years, PEMEX investment in the projects related to environmental protection in the region have accounted for Ps. 933 million, representing growth of 346% for the period.

With respect to benefits generated by PEMEX in the region, he noted that during this administration, PEMEX has donated Ps. 684 million to the states of Nuevo León, Coahuila and Tamaulipas, while leading mutually beneficial work projects totaling Ps. 1,285 billion, of which Ps. 2.0 billion relate to resources for social development.

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Later, Ramírez Corzo acknowledged that as a result of the historical investment by PEMEX during the current administration of almost U.S. $10.0 billion per year—more than twice the amount invested in the last two decades— it was possible, not only to restore the natural depletion of fields in Mexico, but also to reach record production levels.

“Such investment has contributed to the achievement of the best financial results in the history of PEMEX, both in total sales and in income before taxes, as well as in contributions to the Federal Government, which this year will be three times as large as the contributions in the year 2000.”

In addition, the governor of Nuevo León, José Natividad González Parás, said that Burgos Basin represents an opportunity for the country, acknowledging that new production levels created by the project would lead to the decreased dependency on imported gas as well as the creation of new jobs.

Humberto Cervantes Vega, Chairman of the Special Commission of Burgos Basin at the Chamber of Deputies, stressed that the forthcoming bids should include not only enterprises, but also specialists in the area of gas production.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer
Associate Managing Director of Finance

Date: September 12 , 2006

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.